UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 14)*

EVO Transportation & Energy Services, Inc.

(Name of Issuer)

Common Stock, par value $0.0001 per share

(Title of Class of Securities)

26928L 107

(CUSIP Number)

Lance Kravitz

Antara Capital LP

55 Hudson Yards, 47th Floor, Suite C

New York, New York 10001

(646) 762 8591

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

September 8, 2022

(Date of event which requires filing of this statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box  ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 26928L 107	SCHEDULE 13D

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON (ENTITIES ONLY) Antara Capital LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

Number of shares beneficially owned by each reporting person with	7	SOLE VOTING POWER
	8	SHARED VOTING POWER 366,050,670*
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 366,050,670*

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 366,050,670*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 96.0%†
14	TYPE OF REPORTING PERSON PN, IA

*

Includes (i) 24,483,831 shares of Common Stock (as defined below), including 19,845,326 shares of Common Stock issuable upon the exercise of warrants at an exercise price of $0.01 per share, owned directly by Antara Capital Master Fund LP (the “Antara Master Fund”) and a managed account for which Antara Capital LP serves as investment manager (the “Managed Account”), (ii) 22,353,696 shares of Common Stock issuable upon the exercise of immediately exercisable Warrants (as defined in Item 4) dated September 8, 2022 with an exercise price of $0.0001 per share owned by Antara Master Fund and the Managed Account and (iii) 319,213,143 shares of Common Stock issuable upon the exercise of Warrants dated September 8, 2022 with an exercise price of $0.0001 per share owned by Antara Master Fund and the Managed Account that will be exercisable following the adoption of an amendment to the Issuer’s certificate of incorporation to effect the increase in the number of authorized shares of Common Stock, par value $0.0001, from 100,000,000 to 600,000,000 (which is expected to occur on the 21st calendar day after an information statement in definitive form is mailed to the holders of the Issuer’s voting securities entitled to receive the same in accordance with Rule 14c-2 promulgated under the Act), all as further described in the Securities Purchase Agreement (as defined and further described in Item 6) filed as Exhibit 99.1.

†

Based on (i) 16,387,944 shares of Common Stock outstanding as of June 27, 2022, as determined in reliance on disclosure to that effect made by the Issuer in its Form 10-K for the fiscal year ended December 31, 2021, filed with the Securities and Exchange Commission (the “SEC”) on June 30, 2022, plus (ii) 3,500,000 shares of Common Stock issued to Antara Master Fund on September 8, 2022 upon exercise of certain warrants at an exercise price of $0.01 per share plus (iii) 19,845,326 shares of Common Stock issuable upon the exercise of certain warrants at an exercise price of $0.01 per share owned by Antara Master Fund and the Managed Account, plus (iv) 22,353,696 shares of Common Stock issuable upon the exercise of immediately exercisable Warrants dated September 8, 2022 with an exercise price of $0.0001 per share owned by Antara Master Fund, plus (v) 319,213,143 shares of Common Stock issuable upon the exercise of Warrants dated September 8, 2022 with an exercise price of $0.0001 per share owned by Antara Master Fund that will be exercisable following the adoption of an amendment to the Issuer’s certificate of incorporation to effect the increase in the number of authorized shares of Common Stock, par value $0.0001, from 100,000,000 to 600,000,000 (which is expected to occur on the 21st calendar day after an information statement in definitive form is mailed to the holders of the Issuer’s voting securities entitled to receive the same in accordance with Rule 14c-2 promulgated under the Act), all as further described in the Securities Purchase Agreement (as defined and further described in Item 6) filed as Exhibit 99.1.

CUSIP No. 26928L 107

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON (ENTITIES ONLY) Antara Capital GP LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

Number of shares beneficially owned by each reporting person with	7	SOLE VOTING POWER
	8	SHARED VOTING POWER 366,050,670*
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 366,050,670*

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 366,050,670*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 96.0%†
14	TYPE OF REPORTING PERSON OO, HC

*

Includes (i) 24,483,831 shares of Common Stock (as defined below), including 19,845,326 shares of Common Stock issuable upon the exercise of warrants at an exercise price of $0.01 per share, owned by Antara Master Fund and the Managed Account, (ii) 22,353,696 shares of Common Stock issuable upon the exercise of immediately exercisable Warrants dated September 8, 2022 with an exercise price of $0.0001 per share owned directly by Antara Master Fund and the Managed Account and (iii) 319,213,143 shares of Common Stock issuable upon the exercise of Warrants dated September 8, 2022 with an exercise price of $0.0001 per share owned directly by Antara Master Fund and the Managed Account that will be exercisable following the adoption of an amendment to the Issuer’s certificate of incorporation to effect the increase in the number of authorized shares of Common Stock, par value $0.0001, from 100,000,000 to 600,000,000 (which is expected to occur on the 21st calendar day after an information statement in definitive form is mailed to the holders of the Issuer’s voting securities entitled to receive the same in accordance with Rule 14c-2 promulgated under the Act), all as further described in the Securities Purchase Agreement (as defined and further described in Item 6) filed as Exhibit 99.1.

†

Based on (i) 16,387,944 shares of Common Stock outstanding as of June 27, 2022, as determined in reliance on disclosure to that effect made by the Issuer in its Form 10-K for the fiscal year ended December 31, 2021, filed with the SEC on June 30, 2022, plus (ii) 3,500,000 shares of Common Stock issued to Antara Master Fund on September 8, 2022 upon exercise of certain warrants at an exercise price of $0.01 per share plus (iii) 19,845,326 shares of Common Stock issuable upon the exercise of certain warrants at an exercise price of $0.01 per share owned by Antara Master Fund and the Managed Account, plus (iv) 22,353,696 shares of Common Stock issuable upon the exercise of immediately exercisable Warrants dated September 8, 2022 with an exercise price of $0.0001 per share owned by Antara Master Fund, plus (v) 319,213,143 shares of Common Stock issuable upon the exercise of Warrants dated September 8, 2022 with an exercise price of $0.0001 per share owned by Antara Master Fund that will be exercisable following the adoption of an amendment to the Issuer’s certificate of incorporation to effect the increase in the number of authorized shares of Common Stock, par value $0.0001, from 100,000,000 to 600,000,000 (which is expected to occur on the 21st calendar day after an information statement in definitive form is mailed to the holders of the Issuer’s voting securities entitled to receive the same in accordance with Rule 14c-2 promulgated under the Act), all as further described in the Securities Purchase Agreement (as defined and further described in Item 6) filed as Exhibit 99.1.

CUSIP No. 26928L 107

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON (ENTITIES ONLY) Himanshu Gulati
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION New York
Number of shares beneficially owned by each reporting person with	7	SOLE VOTING POWER
	8	SHARED VOTING POWER 366,050,670*
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 366,050,670*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 366,050,670*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 96.0%†
14	TYPE OF REPORTING PERSON IN, HC

*

Includes (i) 24,483,831 shares of Common Stock (as defined below), including 19,845,326 shares of Common Stock issuable upon the exercise of warrants at an exercise price of $0.01 per share, owned by Antara Master Fund and the Managed Account, (ii) 22,353,696 shares of Common Stock issuable upon the exercise of immediately exercisable Warrants dated September 8, 2022 with an exercise price of $0.0001 per share owned directly by Antara Master Fund and the Managed Account and (iii) 319,213,143 shares of Common Stock issuable upon the exercise of Warrants dated September 8, 2022 with an exercise price of $0.0001 per share owned directly by Antara Master Fund and the Managed Account that will be exercisable following the adoption of an amendment to the Issuer’s certificate of incorporation to effect the increase in the number of authorized shares of Common Stock, par value $0.0001, from 100,000,000 to 600,000,000 (which is expected to occur on the 21st calendar day after an information statement in definitive form is mailed to the holders of the Issuer’s voting securities entitled to receive the same in accordance with Rule 14c-2 promulgated under the Act), all as further described in the Securities Purchase Agreement (as defined and further described in Item 6) filed as Exhibit 99.1.

†

Based on (i) 16,387,944 shares of Common Stock outstanding as of June 27, 2022, as determined in reliance on disclosure to that effect made by the Issuer in its Form 10-K for the fiscal year ended December 31, 2021, filed with the SEC on June 30, 2022, plus (ii) 3,500,000 shares of Common Stock issued to Antara Master Fund on September 8, 2022 upon exercise of certain warrants at an exercise price of $0.01 per share plus (iii) 19,845,326 shares of Common Stock issuable upon the exercise of certain warrants at an exercise price of $0.01 per share owned by Antara Master Fund and the Managed Account, plus (iv) 22,353,696 shares of Common Stock issuable upon the exercise of immediately exercisable Warrants dated September 8, 2022 with an exercise price of $0.0001 per share owned by Antara Master Fund, plus (v) 319,213,143 shares of Common Stock issuable upon the exercise of Warrants dated September 8, 2022 with an exercise price of $0.0001 per share owned by Antara Master Fund that will be exercisable following the adoption of an amendment to the Issuer’s certificate of incorporation to effect the increase in the number of authorized shares of Common Stock, par value $0.0001, from 100,000,000 to 600,000,000 (which is expected to occur on the 21st calendar day after an information statement in definitive form is mailed to the holders of the Issuer’s voting securities entitled to receive the same in accordance with Rule 14c-2 promulgated under the Act), all as further described in the Securities Purchase Agreement (as defined and further described in Item 6) filed as Exhibit 99.1.

AMENDMENT NO. 14 TO SCHEDULE 13D

This Amendment No. 14 (this “Amendment No. 14”) amends the Schedule 13D originally filed on September 27, 2019 (the “Original Schedule 13D”, as amended by Amendment No. 1 filed on October 18, 2019 (“Amendment No. 1”), Amendment No. 2 filed on March 2, 2020 (“Amendment No. 2”), Amendment No. 3 filed on March 24, 2020 (“Amendment No. 3”), Amendment No. 4 filed on January 25, 2021 (“Amendment No. 4”), Amendment No. 5 filed on February 9, 2022 (“Amendment No. 5”), Amendment No. 6 filed on February 9, 2022 (“Amendment No. 6”), Amendment No. 7 filed on March 16, 2022 (“Amendment No. 7”), Amendment No. 8 filed on June 1, 2022 (“Amendment No. 8”), Amendment No. 9 filed on July 1, 2022 (“Amendment No. 9”), Amendment No. 10 filed on July 11, 2022 (“Amendment No. 10”), Amendment No. 11 filed on July 14, 2022 (“Amendment No. 11”), Amendment No. 12 filed on July 18, 2022 (“Amendment No. 12”), Amendment No. 13 filed on August 12, 2022 (“Amendment No. 13”) and, together with this Amendment No. 14, this “Schedule 13D”). This Amendment No. 14 relates to the common stock, par value $0.0001 (“Common Stock”) of EVO Transportation & Energy Services, Inc. (“EVO” or the “Issuer”). The address of the principal executive office of EVO is 2075 West Pinnacle Peak Road Suite 130, Phoenix, Arizona 85027.

Except as specifically provided herein, this Amendment No. 14 does not modify any of the information previously reported in the Original Schedule 13D. Capitalized terms used but not otherwise defined in this Amendment No. 14 shall have the meanings ascribed to them in the Original Schedule 13D, as amended by Amendment No. 1, Amendment No. 2, Amendment No. 3, Amendment No. 4, Amendment No. 5, Amendment No. 6, Amendment No. 7 and Amendment No. 8, Amendment No. 9, Amendment No. 10, Amendment No. 11, Amendment No. 12 and Amendment 13.

Item 3. Source and Amount of Funds or Other Consideration.

The Warrants (as defined in Item 6 of this Amendment No. 14) were purchased by Antara Master Fund for the “Aggregate Purchase Price” (as defined in the Securities Purchase Agreement and further described in Item 6) using cash on hand

Item 4. Purpose of Transaction.

Item 4 is hereby amended to add the following:

The Reporting Persons are filing this Amendment No. 14 to report that in connection with the Securities Purchase Agreement, Antara Master Fund purchased from the Issuer (i) 22,353,696 immediately exercisable warrants to purchase common stock of the Issuer at $0.0001 per share and (ii) an additional 319,213,143 warrants to purchase common stock of the Issuer at $0.0001 per share to the Antara Master Fund that will be exercisable following the adoption of an amendment to the Issuer’s certificate of incorporation to effect the increase in the number of authorized shares of Common Stock, par value $0.0001, from 100,000,000 to 600,000,000 (which is expected to occur on the 21st calendar day after an information statement in definitive form is mailed to the holders of the Issuer’s voting securities entitled to receive the same in accordance with Rule 14c-2 promulgated under the Act), all as further described in the Securities Purchase Agreement filed as Exhibit 99.1 (the warrants described in (i) and (ii) together, the “Warrants”).

Also, Antara Master Fund exercise certain previously issued warrants at an exercise price of $0.01 per share to purchase 3,500,000 shares of Common Stock on September 8, 2022.

In addition, on September 8, 2022, the Issuer, certain specified subsidiaries of the Issuer (the “Guarantors”), Antara Master Fund (the “Lender”) and certain participating current executives and directors of the Issuer, or funds affiliated with such executives, entered into a Sixth Extension Agreement (the “Sixth Extension Agreement”) pursuant to which, among other things, the stated maturity date of a loan in an initial principal amount of $9 million from Lender to the Issuer, borrowed pursuant that certain Senior Secured Loan and Executive Loan Agreement dated March 11, 2022, as amended by that certain Extension Agreement dated May 31, 2022, that certain Second Extension Agreement dated June 30, 2022, that certain Third Extension Agreement dated July 8, 2022, that certain Fourth Extension Agreement dated July 15, 2022 and that certain Fifth Extension Agreement dated August 12, 2022, was extended from September 15, 2022 to December 29, 2023.

The foregoing summary description of the material terms of the Sixth Extension Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of the Sixth Extension Agreement, which is filed as Exhibit 99.2 and is incorporated herein by reference in its entirety.

Item 5. Interest in Securities of the Issuer

Item 5 is hereby amended by replacing the text contained in Item 5(a) with the following:

(a) The Reporting Persons beneficially own, in the aggregate, 366,050,670 shares of Common Stock, issuable upon exercise of the Warrants. For a more detailed description of the Warrants, as amended, see Item 6 of this Schedule 13D, which descriptions are incorporated by reference herein in response to this Item 5.

The aggregate percentage of Common Stock reported owned by each person named herein is based (i) 16,387,944 shares of Common Stock outstanding as of June 27, 2022, as determined in reliance on disclosure to that effect made by the Issuer in its Form 10-K for the fiscal year ended December 31, 2021, filed with the SEC on June 30, 2022, plus (ii) 3,500,000 shares of Common Stock issued to Antara Master Fund on September 8, 2022 upon exercise of certain warrants at an exercise price of $0.01 per share plus (iii) 19,845,326 shares of Common Stock issuable upon the exercise of certain warrants at an exercise price of $0.01 per share owned by Antara Master Fund and the Managed Account, plus (iv) 22,353,696 shares of Common Stock issuable upon the exercise of immediately exercisable Warrants dated September 8, 2022 with an exercise price of $0.0001 per share owned by Antara Master Fund, plus (v) 319,213,143 shares of Common Stock issuable upon the exercise of Warrants dated September 8, 2022 with an exercise price of $0.0001 per share owned by Antara Master Fund that will be exercisable following the adoption of an amendment to the Issuer’s certificate of incorporation to effect the increase in the number of authorized shares of Common Stock, par value $0.0001, from 100,000,000 to 600,000,000 (which is expected to occur on the 21st calendar day after an information statement in definitive form is mailed to the holders of the Issuer’s voting securities entitled to receive the same in accordance with Rule 14c-2 promulgated under the Act), all as further described in the Securities Purchase Agreement filed as Exhibit 99.1.

(b) As of the date hereof, the Reporting Persons have the following interest in securities of EVO:

Name	Shares of Common Stock	Percentage of Class Represented
Antara Capital	366,050,670	96.0%
Antara GP	366,050,670	96.0%
Himanshu Gulati	366,050,670	96.0%

Himanshu Gulati is deemed to have beneficial ownership of the Common Stock owned beneficially by each of the foregoing persons and, for the avoidance of doubt, the Managed Account. Antara Capital and Antara GP are deemed to have beneficial ownership of the Common Stock directly held by Antara Master Fund and the Managed Account.

(c) Except as provided in Item 4 and 6 hereof, incorporated herein by reference, there have been no transactions in the Common Stock effected during the past sixty days by any of the Reporting Persons.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Item 6 is hereby amended to add the following supplemental information:

The Reporting Persons are directly or indirectly party to the following arrangements with the Issuer:

(a)	Securities Purchase Agreement

On September 8, 2022, the Issuer, EVO Holding Company, LLC (the “Subsidiary HoldCo”) and Antara Master Fund entered into a Securities Purchase Agreement (the “Securities Purchase Agreement”) and consummated certain transactions contemplated therein relating to a broader Recapitalization (as defined in the Securities Purchase Agreement filed as Exhibit 99.1) of the Issuer. As a condition to the purchase of the Warrants, and as part of the Recapitalization, the Issuer obtained, among other things, the agreement of certain creditors of the Issuer to convert a portion of their debt into equity and of certain vendors to agree to extended payment schedules for past due amounts.

Pursuant to the Securities Purchase Agreement, Antara Master Fund purchased from the Issuer (i) 22,353,696 immediately exercisable warrants to purchase common stock of the Issuer at $0.0001 per share and (ii) an additional 319,213,143 warrants to purchase common stock of the Issuer at $0.0001 per share to the Antara Master Fund that will be exercisable following the adoption of an amendment to the Issuer’s certificate of incorporation to effect the increase in the number of authorized shares of Common Stock, par value $0.0001, from 100,000,000 to 600,000,000 (which is expected to occur on the 21st calendar day after an information statement in definitive form is mailed to the holders of the Issuer’s voting securities entitled to receive the same in accordance with Rule 14c-2 promulgated under the Act), all as further described in the Securities Purchase Agreement filed as Exhibit 99.1.

The foregoing summary does not purport to be complete and is qualified in its entirety by reference to the Securities Purchase Agreement filed herewith as Exhibit 99.1 and incorporated herein by reference.

Item 7. Material To Be Filed as Exhibit

99.1	Securities Purchase Agreement dated September 8, 2022 between the Issuer, EVO Holding Company, LLC and Antara Master Fund.*

99.2	Sixth Extension Agreement dated September 8, 2022 between the Issuer, certain specified subsidiaries of the Issuer acting as Guarantors, Antara Master Fund and certain current executives and directors of the Issuer, or funds affiliated with such executives.*

99.3	Fifth Extension Agreement dated August 12, 2022 between the Issuer, certain specified subsidiaries of the Issuer acting as Guarantors, Antara Master Fund and certain current executives and directors of the Issuer, or funds affiliated with such executives.**

99.4	Fourth Extension Agreement dated July 15, 2022 between the Issuer, certain specified subsidiaries of the Issuer acting as Guarantors, Antara Master Fund and certain current executives and directors of the Issuer, or funds affiliated with such executives.***

99.5	Third Extension Agreement dated July 8, 2022 between the Issuer, certain specified subsidiaries of the Issuer acting as Guarantors, Antara Master Fund and certain current executives and directors of the Issuer, or funds affiliated with such executives.****

99.6	Second Extension Agreement dated June 30, 2022 between the Issuer, certain specified subsidiaries of the Issuer acting as Guarantors, Antara Master Fund and certain current executives and directors of the Issuer, or funds affiliated with such executives.*****

99.7	Extension Agreement dated May 31, 2022 between the Issuer, certain specified subsidiaries of the Issuer acting as Guarantors, Antara Master Fund and certain current executives and directors of the Issuer, or funds affiliated with such executives.******

99.8	Senior Secured Loan and Executive Loan Agreement dated March 11, 2022 between the Issuer, certain specified subsidiaries of the Issuer acting as Guarantors, Antara Master Fund and certain current executives and directors of the Issuer, or funds affiliated with such executives (including the form of the Certificate of Designation adopted by the Board of Directors of the Issuer and filed with the Secretary of State of Delaware on March 11, 2022).*******

*	Filed herewith.
**	Filed as Exhibit 99.1 to Amendment No. 13.
***	Filed as Exhibit 99.1 to Amendment No. 12.
****	Filed as Exhibit 99.1 to Amendment No. 10.
*****	Filed as Exhibit 99.1 to Amendment No. 9.
******	Filed as Exhibit 99.1 to Amendment No. 8.
*******	Filed as Exhibit 99.1 to Amendment No. 7.

SIGNATURE

After reasonable inquiry and to the best of their knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: September 9, 2022

ANTARA CAPITAL LP

By:	Antara Capital GP LLC, its general partner

By:	/s/ Himanshu Gulati
Name: Himanshu Gulati
Title: Managing Member

ANTARA CAPITAL GP LLC

By:	/s/ Himanshu Gulati
Name: Himanshu Gulati
Title: Managing Member

By:	/s/ Himanshu Gulati
Name: Himanshu Gulati
Title: Managing Member